As filed with the Securities and Exchange Commission on August 19, 2008

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 12

                                       TO

                                   FORM N-8B-2

                               FILE NO. 811-02302

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                           EF HUTTON TAX EXEMPT TRUST












              NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES








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I.   ORGANIZATION AND GENERAL INFORMATION

     2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

         Advisors Asset Management, Inc.
         18925 Base Camp Road
         Monument, Colorado  80132
         Internal Revenue Service Employer Identification Number is:  20-0532180

     3. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

         The Bank of New York
         2 Hanson Place, 12th Floor
         Brooklyn, New York 11217
         Internal Revenue Service Employer Identification Number is:  13-4941102

     4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

         Advisors Asset Management, Inc.
         18925 Base Camp Road
         Monument, Colorado  80132
         Internal Revenue Service Employer Identification Number is:  20-0532180

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

    25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

         Advisors Asset Management, Inc. is a Delaware corporation that was originally organized as a limited partnership under the laws of Texas on December 29, 2003, converted to a Delaware corporation as of January 1, 2008 and changed its name from Fixed Income Securities, Inc. to Advisors Asset Management, Inc. effective June 16, 2008.





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    27.  Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacities, state the date of and circumstances surrounding such cessation.

         Advisors Asset Management, Inc. is a broker-dealer and investment adviser specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. Advisors Asset Management, Inc. is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board (MSRB).

Officials and Affiliated Persons of Depositor

    28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.


               -----------------------------------------------------
                                   OWNERSHIP OF SECURITIES OF THE
               NAME                DEPOSITOR (% OF CLASS)
               -----------------------------------------------------
               Scott I. Colyer     475,960 Class B Units (15.851%);
                                   4,150,000 Class D Units (47.810%)
               -----------------------------------------------------
               Lisa A. Colyer      147,987 Class B Units (4.928%);
                                   1,080,000 Class D Units (11.127%)
               -----------------------------------------------------
               James R. Costas     118,163 Class B Units (3.935%);
                                   50,435 Class D Units (0.581%)
               -----------------------------------------------------
               Joe R. Cotton       146,300 Class B Units (4.872%);
                                   132,850 Class D Units (1.531%)
               -----------------------------------------------------
               Jim Dillahunty      950,000 Class D Units (10.945%)
               -----------------------------------------------------
               Michael Dudley      2,000 Class B Units (0.067%)
               -----------------------------------------------------
               Christopher T.      56,200 Class B Units (1.872%);
               Genovese            202,384 Class D Units (2.332%)
               -----------------------------------------------------




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               -----------------------------------------------------
               Denis Marlin        1,026,007 Class A Units (100.000%)
               -----------------------------------------------------
               Randal J. Pegg      140,000 Class D Units (1.613%)
               -----------------------------------------------------
               R. Scott Roberg     2,500 Class B Units (0.083%);
                                   23,228 Class D Units (0.268%)
               -----------------------------------------------------
               Jack Simkin         117,909 Class B Units (3.927%);
                                   1,058,896 Class D Units (12.199%)
               -----------------------------------------------------
               Andrew Williams     412,702 Class D Units (4.755%)
               -----------------------------------------------------


         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

              Reference is made to Exhibit E filed herewith.

    29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

         Reference is made to Item 28(a).


                              FINANCIAL STATEMENTS

Financial Statements of the Depositor*

     1.  Balance Sheet

     2.  Profit and Loss Statement





--------------------
* Reference is made to Form X-17A-5 filed by Fixed Income Securities, Inc. (File No. 8-51509) as filed on February 29, 2008.




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                                    EXHIBITS

The following exhibits are filed herewith:

Exhibit A(6)(a)

     Certificate of Incorporation and Certificate of Amendment of Certificate of Incorporation of the Depositor. Reference is made to Exhibit A(6)(a) to the to the Registration Statement on Form N-8B-2 for Advisors Disciplined Trust (File No. 811-21056) as filed on June 16, 2008.

Exhibit A(6)(b)

     Bylaws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 213 (File No. 333-148484) as filed on January 4, 2008.

Exhibit A(11)

     Code of Ethics of Trust and Depositor. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 73 (File No. 333-131959) as filed on March 16, 2006.

Exhibit E

     Directors and Officers of the Depositor. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 213 (File No. 333-148484) as filed on January 4, 2008.










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                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the Depositors of the registrant have caused this Amendment No. 12 to the registration statement to be duly signed on behalf of the registrant in the city of Monument and state of Colorado on the 19th day of August, 2008.


                                By:   ADVISORS ASSET MANAGEMENT, INC.


                                By:         /s/ ALEX R. MEITZNER
                                   --------------------------------------------
                                           Alex R. Meitzner
                                        Senior Vice President


















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